

Mike Troy · 3rd

Managing Director at Geekdom Fund

San Antonio, Texas, United States · Contact info

500+ connections

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Geekdom Fund

University of California, Berkeley

Experience

Managing Director
Geekdom Fund
Jun 2013 – Present · 8 yrs 1 mo
San Antonio, Texas

Geekdom Fund is a venture capital fund that invests in early stage B2B tech startups with continued support through Series A and B. We have an emphasis on Texas based companies but invest throughout North America. Through our RealCo accelerator program we can play early than most institutional investors.

Board Member
MP Cloud Technologies
Jun 2019 – Present · 2 yrs 1 mo

Board Observer
FunnelAI
May 2019 – Present · 2 yrs 2 mos

Board Member
Third Corner
May 2018 – Present · 3 yrs 2 mos

Board Member
SubjectWell
Feb 2017 – Present · 4 yrs 5 mos
Austin, Texas

Show 5 more experiences

Education

University of California, Berkeley
Bachelor of Science - BS, Political Economy of Natural Resources
1989 – 1994

Volunteer experience

Board Member
David's Legacy Foundation
Feb 2017 – Present • 4 yrs 5 mos
Children

David's Legacy Foundation is a non-profit organization dedicated to eliminating cyber and other bullying, of children and teens, through education, legislation, and legal action.

Advisory Board Member - Computer Science Department
Trinity University
Oct 2012 – Present • 8 yrs 9 mos
Education